CIGMA METALS CORPORATION

BY EDGAR
--------

October 24, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Donna Levy
Mail Stop: 7010

RE:  Cigma Metals Corporation
     Registration Statement on Form SB
     Filed August 18, 2006
     File No. 333-136755

     We have prepared the following responses to your letter of September 15, 2006 (the "SEPTEMBER 15TH 2006 LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the September 15th Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 1 to the Form SB2.

     Page references are to the hard copy of the Form SB2 as marked.

1. Our responses to the August 9, 2006 were included in our letter to you of September 22, 2006. The Form 10KSB/A reflecting the changes requested in the August 9th letter has been filed; corresponding changes have been made to the financial statements in the Amendment No. 1 to the Form SB2.

2. None of the selling stockholders are underwriters, registered broker/dealers or affiliates of such persons. The registration statement has been revised to reflect this.

     We hope the foregoing is responsive to your comments.

Very truly yours,

Cigma Metals Corporation

By: /s/"Lars  Pearl"
    ----------------
Name: Lars Pearl
Title: President